UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

LIFEPOINT HOSPITALS, INC.

(Name of Subject Company (Issuer))

LIFEPOINT HOSPITALS, INC.

(Name of Filing Person (Offeror))

3.25% Convertible Senior Subordinated Debentures due 2025

(Title of Class of Securities)

53219LAG4

(CUSIP Number of Class of Securities)

Paul D. Gilbert

Executive Vice President and Chief Legal Officer

103 Powell Court

Brentwood, Tennessee 37027

(615) 372-8500

(Name, Address and Telephone number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michelle Rutta, Esq.

White & Case LLP

1155 Avenue of the Americas

New York, NY 10036

(212) 819-8200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$225,000,000	$30,690

*	The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 3.25% Convertible Senior Subordinated Debentures due 2025 (the “Debentures”), as described herein, is equal to 100% of the principal amount of those Debentures. As of January 15, 2013, $225,000,000 aggregate principal amount of the Debentures was outstanding, resulting in an aggregate maximum purchase price of $225,000,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the U.S. Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of transaction value.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$30,690	Filing Party:LifePoint Hospitals, Inc.
Form of Registration No.:Schedule TO-I	Date Filed:January 17, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 (“Amendment No. 3”) is a final amendment to the Tender Offer Statement on Schedule TO originally filed by LifePoint Hospitals, Inc. (the “Company”) on January 17, 2013, as amended by Amendment No. 1 filed on January 30, 2013 and Amendment No. 2 filed on February 7, 2013 (as amended, the “Schedule TO”), with respect to the right of each holder (the “Holder”) of the Company’s 3.25% Convertible Senior Subordinated Debentures due 2025 (the “Debentures”) to sell, and the obligation of the Company to purchase, the Debentures subject to the terms and conditions of the Indenture, dated as of August 10, 2005 (the “Indenture”), between the Company, as Issuer, and The Bank of New York Mellon Trust Company, N.A., as successor trustee to Citibank, N.A., a national banking association, (the “Trustee”), and as set forth in the Company Notice for 3.25% Convertible Senior Subordinated Debentures due 2025, dated January 17, 2013, as amended and supplemented by Supplement No. 1 to Company Notice, dated January 30, 2013 and Supplement No. 2 to Company Notice, dated February 7, 2013 (as amended and supplemented, the “Company Notice”), and the related notice materials filed as exhibits to the Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute the “Repurchase Option”).

This Amendment No. 3 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule TO or the related notice materials.

In accordance with the terms and conditions of the Repurchase Option, the Company was obligated to repurchase all or a portion of each Holder’s Debentures validly surrendered for repurchase and not withdrawn prior to 11:59 p.m. (New York City time) on Thursday, February 14, 2013. The Company has been advised by The Bank of New York Mellon Trust Company, N.A., the Trustee and paying agent (the “Paying Agent”), that Debentures in an aggregate principal amount of $222,974,000 were validly surrendered for repurchase and not withdrawn pursuant to the Repurchase Option on or prior to the Expiration Date. The Company has accepted for repurchase all such Debentures. The purchase price of the Debentures surrendered pursuant to the Repurchase Option was equal to 100% of the principal amount of the Debentures, plus any accrued and unpaid interest up to, but not including, February 15, 2013 (the “Purchase Date”). The Purchase Date was an interest payment date under the terms of the Indenture. Accordingly, interest accrued up to the Purchase Date was paid to record holders as of the regular record date therefor, and there was no accrued and unpaid interest due as part of the aggregate purchase price. Thus, the aggregate repurchase price for all Debentures validly tendered for repurchase pursuant to the Repurchase Option was $222,974,000. On February 15, 2013, the Company delivered the aggregate purchase price for the accepted Debentures to the Paying Agent for distribution to the Holders. Following the Company’s repurchase of the Debentures pursuant to the Repurchase Option $2,026,000 in aggregate principal amount of the Debentures remains outstanding.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated January 17, 2013.*

(a)(1)(B)	Supplement No. 1 to Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated January 30, 2013.**

(a)(1)(C)	Supplement No. 2 to Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated February 7, 2013.***

(b)(1)	Credit Agreement, dated as of July 24, 2012, among LifePoint Hospitals, Inc., as borrower, the lenders referred to therein, Citibank, N.A. as administrative agent, Bank of America, N.A. and Barclays Bank PLC, as co-syndication agents, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Barclays Bank PLC, as joint lead arrangers and joint bookrunners (Filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed on July 27, 2012 (File No. 000-51251) and incorporated herein by reference).

(b)(2)	Incremental Facility Amendment No.1, dated as of February 6, 2013, by and among LifePoint Hospitals, Inc., the lenders party thereto, Citibank, N.A., as administrative agent and consented to by Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Bank PLC, as lead arrangers, to the Credit Agreement (Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 7, 2013 (File No. 000-51251) and incorporated herein by reference).

(d)	Indenture, dated August 10, 2005, between LifePoint Hospitals, Inc., as Issuer, and Citibank, N.A., as Trustee (Filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated August 10, 2005 (File No. 000-51251) and incorporated herein by reference).

(g)	None.

(h)	None.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on January 17, 2013.
**	Previously filed with the Amendment No. 1 to Schedule TO filed on January 30, 2013.
***	Previously filed with the Amendment No. 2 to Schedule TO filed on February 7, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIFEPOINT HOSPITALS, INC.

By:	/s/ Jeffrey S. Sherman
Name: Jeffrey S. Sherman
Title: Executive Vice President and Chief Financial Officer

Dated: February 19, 2013

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated January 17, 2013.*

(a)(1)(B)	Supplement No. 1 to Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated January 30, 2013.**

(a)(1)(C)	Supplement No. 2 to Company Notice for 3.25% Convertible Subordinated Debentures due 2025, dated February 7, 2013.***

(b)(1)	Credit Agreement, dated as of July 24, 2012, among LifePoint Hospitals, Inc., as borrower, the lenders referred to therein, Citibank, N.A. as administrative agent, Bank of America, N.A. and Barclays Bank PLC, as co-syndication agents, and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, and Barclays Bank PLC, as joint lead arrangers and joint bookrunners (Filed as Exhibit 10.6 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed on July 27, 2012 (File No. 000-51251) and incorporated herein by reference).

(b)(2)	Incremental Facility Amendment No.1, dated as of February 6, 2013, by and among LifePoint Hospitals, Inc., the lenders party thereto, Citibank, N.A., as administrative agent and consented to by Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Bank PLC, as lead arrangers, to the Credit Agreement (Filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K dated February 7, 2013 (File No. 000-51251) and incorporated herein by reference).

(d)	Indenture, dated August 10, 2005, between LifePoint Hospitals, Inc., as Issuer, and Citibank, N.A., as Trustee (Filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K dated August 10, 2005 (File No. 000-51251) and incorporated herein by reference).

(g)	None.

(h)	None.

*	Previously filed with the Tender Offer Statement on Schedule TO filed on January 17, 2013.
**	Previously filed with the Amendment No. 1 to Schedule TO filed on January 30, 2013.
***	Previously filed with the Amendment No. 2 to Schedule TO filed on February 7, 2013.